Patria Reports Fourth Quarter & Full Year 2023 Earnings Results Grand Cayman, Cayman Islands, February 15, 2024 – Patria (Nasdaq:PAX) reported today its unaudited results for the fourth quarter and full year ended December 31, 2023. The full detailed presentation of Patria's fourth quarter and full year 2023 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “I’m very pleased with the performance we delivered in the 4th quarter and the full year 2023. We generated Fee Related Earnings of $148 million for the year, up 14% from 2022, and added $47 million of Performance Related Earnings. Together, that resulted in Distributable Earnings of $188 million for 2023, or $1.26 per share, which translates to EPS growth of 26% year-over- year for our shareholders. We continue to grow and diversify our platform, and based on our progress in 2023, we are even more confident in our path to deliver the multi-year targets shared at our 2022 Investor Day. I’m very proud of what we’ve accomplished in the three years since our IPO and excited for the opportunities ahead of us.” Financial Highlights (reported in $ USD) IFRS results included $47.0 million of net income attributable to Patria in Q4 2023 and $118.4 million for the full year. Patria generated Fee Related Earnings of $46.7 million in Q4 2023, up 32% from $35.3 million in Q4 2022. For the full year 2023, Patria generated Fee Related Earnings of $147.7 million, up 14% from 130.0 million in 2022, with an FRE margin of 60%. Distributable Earnings were $70.5 million for Q4 2023, or $0.47 per share, and $187.8 million for the full year, or $1.26 per share. Dividends Patria has declared a quarterly dividend of $0.399 per share to record holders of common stock at the close of business on February 22, 2024. This dividend will be paid on March 8, 2024. Conference Call Patria will host its fourth quarter and full year 2023 earnings conference call via public webcast on February 15, 2024, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/u746i4gs/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $31.8 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Public Equities and Real Estate strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. Contact Josh Wood t +1 917 769 1611 josh.wood@patria.com Andre Medina t +1 345 640 4904 andre.medina@patria.com